Filed pursuant to Rule 424(b)(3)
File No. 333-240261

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated August 22, 2022

to

Prospectus dated April 8, 2022

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 8, 2022 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 35 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose an amendment to our dealer manager agreement; and

•	to provide an update on the status of our current public offering.

Amendment to the Dealer Manager Agreement

On August 22, 2022, we, FS Investment Solutions, LLC and FS Real Estate Advisor, LLC entered into an amendment to our dealer manager agreement to change the term “advisor Stockholder Servicing Fee” to “representative Stockholder Servicing Fee.” In connection therewith, all references to the term “advisor stockholder servicing fee” in the Prospectus are hereby replaced with the term “representative stockholder servicing fee.”

Status of the Offering

We are currently offering on a continuous basis up to $2.75 billion in shares of common stock, consisting of up to $2.5 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, we had issued and sold (i) 71,793,751 shares of our common stock in the primary offering (consisting of 288,384 Class T shares, 42,748,569 Class S shares, 228,699 Class D shares, 2,513,619 Class M shares, and 26,014,481 Class I shares) resulting in gross offering proceeds of $1.8 billion and (ii) 1,578,119 shares of our common stock pursuant to our distribution reinvestment plan (consisting of 56,988 Class T shares, 964,313 Class S shares, 20,019 Class D shares, 80,607 Class M shares, and 456,192 Class I shares) for a total value of $39.41 million. We intend to continue selling shares in the Offering on a monthly basis.